Exhibit 2.3

Annual Management’s Discussion and Analysis

As at and for the seven month period ended December 31, 2017

(Expressed in Canadian Dollars)

Anaconda Mining Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management discussion and analysis (“MD&A”) dated February 28, 2018 of Anaconda Mining Inc. (“Anaconda” or the “Company”) provides a discussion of the Company’s consolidated financial position and the results of its consolidated operations for the seven month period ended December 31, 2017. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the related notes for the seven month period ended December 31, 2017 and the twelve months ended May 31, 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with the risk factors described in the “Risk Factors” section at the end of this document. Additional information including the audited consolidated financial statements for the seven month period ended December 31, 2017 and press releases have been filed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online under the Anaconda Mining Inc. profile at www.sedar.com.

All amounts presented are in Canadian Dollars unless otherwise stated.

Certain non-IFRS measures are included in this MD&A, including operating cash cost per ounce and all-in sustaining costs (“AISC”) per ounce. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. Anaconda believes that these measures, in addition to that information prepared in accordance with IFRS, provides investors with useful information to evaluate the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

Company Overview

Anaconda Mining is a TSX-listed gold mining, development, and exploration company, focused in the prospective Atlantic Canadian jurisdictions of Newfoundland and Nova Scotia. The Company operates the Point Rousse Project (“Point Rousse”) located in the Baie Verte Mining District in Newfoundland, comprised of the Pine Cove open pit mine, the Stog’er Tight Mine, the Argyle Deposit, the fully-permitted Pine Cove Mill and tailings facility, and approximately 5,800 hectares of prospective gold-bearing property. Anaconda is also developing the Goldboro Gold Project (“Goldboro”) in Nova Scotia, a high-grade Mineral Resource, with the potential to leverage existing infrastructure at the Company’s Point Rousse Project.

The Company also has a pipeline of organic growth opportunities, including the Great Northern Project on the Northern Peninsula of Newfoundland and the Tilt Cove Property on the Baie Verte Peninsula, also in Newfoundland.

Anaconda’s common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “ANX”.  Anaconda Mining Inc. is incorporated under the laws of Ontario, with its registered head office located at 150 York Street, Suite 410, Toronto, Ontario, M5H 3S5. Further information about Anaconda Mining can be found in the Company’s regulatory filings, including the Annual Information Form, available on SEDAR at www.sedar.com and on the Company’s website at www.anacondamining.com.

Change in Year End - During 2017, Anaconda Mining announced a change to its fiscal year end to December 31, from its previous fiscal year end of May 31. Consequently, the Company is reporting audited financial results for the seven month period from June 1, 2017 to December 31, 2017.

Going forward, the Company will revert to a customary quarterly reporting calendar based on a December 31 financial year end, with fiscal quarters ending on the last day in March, June, September, and December each year.

Corporate Developments

•                  Positive Independent Preliminary Economic Assessment (“PEA”) for the Goldboro Gold Project

On January 17, 2018, Anaconda Mining announced the positive results of an independent PEA on the 100% owned Goldboro Gold Project in Nova Scotia. The PEA contemplates developing the Goldboro Mineral Resource by open pit and underground mining, on site concentration through gravity and flotation circuits and leaching of the concentrate, and a gold recovery at Anaconda’s Pine Cove Mill in Newfoundland.

Based on a long-term gold price assumption of $1,550 (US$1,250 per ounce at an exchange rate of approximately 0.80  USD:CAD), highlights of the PEA are as follows:

•                  Undiscounted cash flow before income and mining taxes of $189 million;

•                  Pre-tax Net Present Value (“NPV”) at a 7% discount rate of $120 million and a pre-tax Internal Rate of Return (“IRR”) of 38% implying a pre-tax payback period of 2.9 years;

•                  Total capital expenditures of $89 million, including pre-production capital expenditures of $47 million;

•                  Undiscounted cash flow after income and mining taxes of $106 million;

•                  After-tax NPV at a discount rate of 7% of $61 million and an after-tax IRR of 26%, implying an after-tax payback period of 3.4 years;

•                  Life of mine (“LOM”) of 8.8 years, with 2.4 million tonnes of potential mill feed at an average grade of 5.13 grams per tonne (“g/t”) gold and recovery rate of 93.6%, resulting in gold production of 375,900 ounces;

•                  Mining rate of 600 tonnes per day (“tpd”) of mineralized material at an average open pit grade of 2.99 g/t and underground grade of 6.83 g/t; processing at 800 tpd (600 tpd of run-of-mine high-grade material and re-handle of 200 tpd of stockpiled open pit lower grade material);

•                  Average annual gold production of 41,800 ounces with up to 62,000 ounces in year 5;

•                  LOM average operating cash cost of $654 per ounce (~US$525 per ounce) and all-in sustaining cash cost of $797 per ounce (~US$640 per ounce) at an 0.80 USD:CAD exchange rate;

The PEA demonstrates a robust mine operation that has strong leverage to increasing gold prices, as demonstrated by the following sensitivities:

Gold Price	Pre-Tax NPV		Pre-Tax	Post-Tax NPV		Post-Tax
C$ / oz	7%	5%	IRR	7%	5%	IRR
C$1,450	$93 million	$107 million	32%	$44 million	$53 million	21%
C$1,500	$107 million	$122 million	35%	$52 million	$63 million	23%
C$1,550	$120 million	$137 million	38%	$61 million	$72 million	26%
C$1,600	$134 million	$152 million	41%	$69 million	$81 million	28%
C$1,700	$162 million	$182 million	47%	$86 million	$99 million	33%

Anaconda believes there is strong valuation upside to Goldboro through the upgrading and expansion of known mineralization.  The Company is in the process of completing a 7,000 metre drill program, with the aim of testing the under-explored portions of the deposit, which have the potential to expand or upgrade Mineral Resources, particularly in the areas identified for development within the PEA.

•                  Share Consolidation

On January 18, 2018, the Company completed a consolidation (the “Share Consolidation”) of its share capital on the basis of four (4) existing common shares for one (1) new common share. As a result of the Share Consolidation, the 423,430,258 common shares issued and outstanding at that date were consolidated to 105,857,465 common shares. The Share Consolidation was previously approved by shareholders at a meeting held on May 8, 2017.

All information in this MD&A is presented on a pre-Share Consolidation basis with the exception of income (loss) per share as described below, unless otherwise noted.  As a result of the Share Consolidation, the number, exchange basis or exercise price of all stock options and warrants will be adjusted subsequent to period end, as applicable, to reflect the four-for-one Share Consolidation.

Consolidated Results Summary

Financial Results	Four months ended December 31, 2017	Three months ended May 31, 2017	Seven months ended December 31, 2017	Year ended May 31, 2017	Year ended May 31, 2016 (Restated)**
Revenue ($)	7,747,414	7,722,202	15,360,584	25,696,629	24,361,471
Cost of operations, including depletion and depreciation ($)	6,455,603	6,182,586	13,765,473	24,790,421	22,791,735
Mine operating income ($)	1,291,811	1,539,616	1,595,111	906,208	1,569,736
Net income (loss) ($)	1,228,668	(1,890,260)	904,635	(3,602,188)	(1,356,233)
Net income (loss) per share ($/share) — basic and diluted	0.01	(0.03)	0.01	(0.07)	(0.03)
Cash generated from operating activities ($)	1,495,034	3,172,938	2,035,506	4,782,426	5,387,441
Capital investment in property, mill and equipment ($)	(347,647)	(225,612)	(527,118)	(3,414,163)	(4,813,998)
Capital investment in exploration and evaluation assets ($)	(1,260,414)	(323,954)	(1,942,146)	(2,868,112)	(1,346,567)
Average realized gold price per ounce ($)	1,619	1,658	1,615	1,651	1,520
Operating cash costs per ounce sold ($)*	936	699	1,001	1,126	1,091
All-in sustaining cash costs per ounce sold ($)*	1,349	1,066	1,384	1,735	1,648
Total assets			49,927,877	46,074,065	32,129,102
Non-current liabilities			5,511,935	5,801,863	4,535,346

*Refer to Non-IFRS Measures section below for reconciliation.

**Refer to Restatement of Financial Information from Prior Quarters section below for further information.

Operational Results	Four months ended December 31, 2017	Three months ended May 31, 2017	Seven months ended December 31, 2017	Year ended May 31, 2017	Year ended May 31, 2016
Ore mined (t)	223,254	92,167	382,111	432,081	397,821
Waste mined (t)	328,434	386,387	692,814	2,197,251	2,421,880
Strip ratio	1.5	4.2	1.8	5.1	6.1

Ore milled (t)	156,239	107,956	275,640	423,204	387,694
Grade (g/t Au)	1.29	1.49	1.32	1.33	1.5
Recovery (%)	85.0	85.8	85.8	85.0	85.0
Gold Oz Produced	5,421	4,442	10,002	15,566	15,818
Gold Oz Sold	4,786	4,658	9,509	15,562	16,023

Highlights for the Seven Month Period Ended December 31, 2017

•                  Anaconda produced 10,002 ounces of gold and sold 9,509 ounces during the period ended December 31, 2017, on track to exceed original guidance of 15,500 ounces for the twelve-month period ending May 31, 2018, and exceeding pro-rated guidance of 9,042 ounces for the seven-month period;

•                  The Company generated $15.4 million in revenue at an average sale price of $1,615 per ounce, and earned a further $0.8 million from the sale of waste rock as aggregate from its Point Rousse Project;

•                  The Pine Cove Mill achieved a throughput rate of 1,316 tonnes per day during the seven months ended December 31, 2017, an 8% improvement over the previous fiscal year throughput rate of 1,224 tonnes per day;

•                  Anaconda mined 382,111 tonnes of ore during the period at a strip ratio of 1.8 waste tonnes to ore tonnes, a 65% reduction from the previous fiscal year strip ratio of 5.1;

•                  As at December 31, 2017, the Company had cash of $4.0 million, net working capital of $6.5 million and additional available liquidity of $1,000,000 from an undrawn upon revolving line of credit facility;

•                  Operating cash costs per ounce sold* at the Point Rousse Project for the period ended December 31, 2017, was $1,001 (US$787), in line with guidance of $1,000 - $1,050, and an 11% improvement over the prior fiscal year;

•                  All-in sustaining cash costs per ounce sold*, including corporate administration and sustaining capital expenditures, was $1,384 (US$1,088) for the period ended December 31, 2017, a 20% improvement over the prior fiscal year;

•                  At the Point Rousse Project, EBITDA* for the seven months ended December 31, 2017 was $5.6 million, while consolidated EBITDA was $3.7 million;

•                  Net income for the seven months ended December 31, 2017 was $904,635, or $0.01 per share, compared to a net loss of $3,602,188, or $0.07 per share, for the full year ended May 31, 2017;

•                  Anaconda strengthened its Point Rousse infrastructure with the government approval to convert the Pine Cove Pit into a tailings facility with a 15-year storage capacity based on existing throughput rates;

•                  On January 17, 2018, the Company announced a positive PEA for its 100% owned Goldboro Gold Project in Nova Scotia (see above “Corporate Developments”);

•                  The Company announced a Mineral Resource for the Argyle Gold Deposit (“Argyle”), located 4.5 kilometres from the Pine Cove Mill, comprising Indicated Resources of 38,300 ounces and Inferred Resources of 30,300 ounces;

•                  In January 2018, the Company acquired the Rattling Brook Deposit and the related 425-hectare mining lease in northwest Newfoundland, further consolidating its land holdings as part of the Great Northern Project;

•                  With the completion of a $3.0 million non-brokered private placement in October 2017, the Company is undertaking extension and infill drill programs at the Goldboro and Point Rousse Project Projects.

*Refer to Non-IFRS Measures section below for reconciliation.

Company Outlook and Strategy

Anaconda Mining is positioned to grow through the development of the Goldboro Gold Project in Nova Scotia, and the continued exploration and development success at the Point Rousse Project in Newfoundland, such as the Stog’er Tight Mine and the Argyle Deposit. Leveraging existing mill and tailings infrastructure, Anaconda is on track to increase its production profile in the near term to 50,000 to 60,000 ounces per annum, with two mine operating centers in the stable, low-risk mining jurisdiction of Atlantic Canada.

Anaconda took a significant step towards this goal with the announcement of a positive PEA on the Goldboro Gold Project. The PEA outlined a base case plan to develop the mineral resource by open pit and underground mining, on site concentration through gravity and flotation circuits and leaching of the concentrate, and a gold recovery at Anaconda’s Pine Cove Mill in Newfoundland.  The PEA demonstrates gold production of 375,900 ounces over an 8.8-year mine life, or an average of 41,770 per annum, at operating cash costs per ounce of $654 and all-in sustaining costs per ounce of $797.

At Point Rousse, Anaconda has announced a maiden Mineral Resource Estimate for Argyle of 38,300 ounces of Indicated Resources and 30,300 ounces of Inferred Resources. Argyle is located 4.5 kilometres from the Pine Cove Mill and the area is accessible by existing road networks; approximately 45% of currently defined mineral resources are contained within an internally generated initial conceptual open pit shell. The deposit remains open in all directions, with an intercept of 12.47 g/t gold over 5.0 metres recently reported 85 metres east of the known Mineral Resource. The Company also confirmed high-grade zones at Argyle, recently reporting intercepts of 4.85 g/t gold over 8.5 metres and 4.75 g/t gold over 8.0 metres. Environmental assessment application documents are expected to be submitted to the Newfoundland and Labrador

Department of Environment in the first quarter of 2018, with a target of obtaining all required production permits and approvals in the first half of 2019.

Anaconda’s ultimate vision is to become a prominent junior gold mining company with operations across Atlantic Canada, with annual production exceeding 100,000 ounces per year. As an established gold producer in Atlantic Canada for over seven years, Anaconda has developed the infrastructure and experienced workforce to serve as the platform for future organic growth, and external growth through mergers and acquisitions.

Guidance 2018

For the 2018 calendar year, Anaconda expects to produce and sell approximately 18,000 ounces of gold, which at a budgeted gold price of C$1,550 will generate revenue of approximately $28.0 million. The increase over the previous fiscal year guidance of 15,500 ounces reflects the increasing grade profile as the mine operation transitions to Stog’er Tight. Operating cash costs for the full year are expected to be around $1,100 per ounce of gold sold, consistent with historical levels over the past three years, with a decreasing operating cost per ounce profile in the later part of 2018 as the operation transitions fully to higher-grade production from the Stog’er Tight Mine.

Anaconda expects to complete mining in the main pit at Pine Cove in late Q1 2018, and will commence planning for small pushbacks of the main pit during the year. As at December 31, 2017, the Company maintained an ore stockpile of 145,000 tonnes, which will be processed over the first two quarters of 2018. Development activities are well advanced at Stog’er Tight, including the dewatering of the nearby Fox Pond, the construction of a settling pond, and pre-stripping of the West Pit.  Initial mining from the West Pit is expected to start in the first quarter of 2018. Quarterly mill throughput is expected to remain consistent throughout the year, as lower relative tonnes mined from Stog’er Tight is supplemented by marginal ore stockpiles.

Upon completion of mining in the main Pine Cove Pit, the Company plans to convert the Pit into a 7 million-tonne in-pit storage facility, which will allow for the deposition of tailings into the facility in the first quarter of 2018 (refer to press release dated September 7, 2017). The conversion of the Pit to a tailings facility has received approval from the Newfoundland and Labrador Department of Natural Resources.

Review — Seven Month Period Ended December 31, 2017

Operational Performance - Anaconda sold 9,509 ounces of gold during the seven months ended December 31, 2017, and had 600 ounces of gold doré in finished goods at year-end. Production of 10,002 ounces for the seven month period was on track to exceed the Company’s guidance of 15,500 ounces for the twelve month period ending May 31, 2018, the result of higher throughput and recovery rates.

The mill processed 275,640 tonnes of ore during the period, representing a throughput rate of 1,316 tonnes per day, an 8% increase over the prior year. Mill recovery was 85.8% over the seven month period, up slightly from the previous year, at an average grade of 1.32 g/t, which is consistent with the prior year. Preventative maintenance continues to be a focus to maintain consistent levels of production, with a liner change in ball mill and related maintenance activities taking place in early Q1 2018.

Mine operations at Point Rousse ran for 135 days during the seven months ended December 31, 2017, with activity in the later part of December focused on development activity at Stog’er Tight, as mining areas became constrained in the bottom of the Pine Cove Pit.  Ore produced from the Pine Cove Pit during the period was 382,111 tonnes, which compares favourably to the 432,081 tonnes of production for the full year ended May 31, 2017. Total material moved during the period of 1,074,926 tonnes is significantly lower than the prior year, notwithstanding the shorter comparative period, which is reflective of reduced mining rates as the operation approaches the planned base of the Pine Cove Pit.

The decrease in material moved wholly relates to lower waste material mined, due to the sequencing of the mine plan which resulted in less waste mined in the most recent period. As a result, the strip ratio for the period of 1.8 waste tonnes to ore tonnes is significantly improved from 5.1 strip ration in the previous fiscal year.

Financial Performance

	Four months ended December 31, 2017	Three months ended May 31, 2017	Seven months ended December 31, 2017	Year ended May 31, 2017
Revenue	7,747,414	7,722,202	15,360,584	25,696,629
Cost of operations
Operating expenses, including royalties	4,479,599	3,257,148	9,516,731	17,528,338
Depletion and depreciation	1,976,004	2,925,438	4,248,742	7,262,083
Total cost of operations	6,455,603	6,182,586	13,765,473	24,790,421
Mine operating income	1,291,811	1,539,616	1,595,111	906,208

Anaconda generated total revenue of $15,360,584 during the seven months ended December 31, 2017, based on gold sales of 9,509 ounces of gold and an average realized gold price of $1,615 per ounce. For the year ended May 31, 2017, the Company achieved total revenue of $25,696,629, based on gold sales for the period of 15,562 ounces.

The Company also generated other income of $809,192 from the sale of waste rock to be used in aggregates, compared to $938,089 in the prior year when it delivered more waste rock tonnes. The aggregates contract was completed in October 2017, and the Company is evaluating opportunities for further waste rock sale agreements.

Operating expenses for the seven month period ended December 31, 2017, which include mining, processing and mine support costs, were $9,516,731, compared to $17,525,386 for the year ended May 31, 2017.  On a per ounce sold basis, operating cash costs were $1,001 per ounce for the period, which is at the lower end of the Company’s guidance range for its old fiscal year, and represents an 11% improvement over the previous fiscal year. The improvement was the result of stronger mine production volumes, with ore mined for the period only 12% lower than the previous full year, at a significantly lower strip ratio of 1.8 waste tonnes to ore tonnes. In addition, mill throughput had increased 8% compared to the prior fiscal year. There was no royalty expense during the period, however currently planned production from Stog’er Tight will be subject to a 3% net smelter royalty.

Depletion and depreciation was $4,248,742 for the seven month period ended December 31, 2017, compared to $7,262,083 for the year ended May 31, 2017. On an annualized basis, the depletion and depreciation was comparatively consistent, with generally higher depletion and depreciation over the past two fiscal periods as a result of the higher gold ounces sold, which drove higher units-of-production depreciation, and higher depletion of stripping costs for the Pine Cove Pit, which is approaching its end of life.

Mine operating income for the seven months ended December 31, 2017 was $1,595,111, compared to $906,208 for the full year ended May 31, 2017. The comparative higher mine operating income, despite only a seven month period, was predominantly attributable to higher productivity in both the mine and mill operations, which drove down operating cash costs on a per ounce sold basis.

Corporate administration costs were $2,747,770 for the period, compared to $2,637,276 for the year ended May 31, 2017.  Corporate administration includes senior management and corporate compensation, regulatory costs including audit, tax, and listing costs, marketing and investor relations, and general office expenses. The higher comparative expenditures reflect the expanded senior management team after the acquisition of Goldboro, and increased marketing and communication costs.

Share-based compensation was $131,676 during the period, compared to $181,225 in the twelve months ended May 31, 2017, reflecting the lower days vesting of stock options in the most recent period ended December 31, 2017.

The deferred premium on flow-through shares was a recovery of $96,584, reflecting a proportion of the total deferred premium based on qualifying exploration expenditures spent up to December 31, 2017, as a percentage of the total exploration expenditures to be made under the flow-through financing. The remaining deferred flow-through premium liability of $253,535 is expected to be amortized into comprehensive income over the first two quarters of 2018 as the remaining qualifying exploration expenditures are incurred.

During the seven month period ended December 31, 2017, the Company recognized a write-down of exploration and evaluation costs of $65,939 relating to the removal of tenements from an option agreement, to enable the Company to focus on more prospective targets within that agreement.

Finance expenses of $46,883 for the period are significantly lower than the year ended May 31, 2017, which had included finance costs related to gold prepayment arrangements. Current finance expenses relate to interest on government loans, capital leases and other loans.

The Company recognized a current income tax expense of $118,000 at December 31, 2017, reflecting the Company’s estimate of Newfoundland and Labrador mining taxes payable based on results for the period. A deferred income tax recovery of $1,569,000 was also recognized during the seven month period, mainly the result of the impact of the expected development of the Argyle Mineral Resource on management’s estimates with respect to the expected use of tax loss pools. A deferred tax expense of $2,475,000 was recognized for the year ended May 31, 2017, due to a $2,520,000 increase in unrecognized portion of the deferred tax asset.

Net income for the period ended December 31, 2017 was $904,635, or $0.01 per share, compared to a net loss for the year ended May 31, 2017 of $3,602,188, or $0.07 per share (per share amounts reflect the impact of the Share Consolidation). The increase in net income is the result of higher mine operating income, and the deferred tax recovery.

Cash Flow Analysis - Anaconda generated cash flow from operations of $2,035,506 during the seven months ended December 31, 2017. Total revenue less operating expenses during the period generated $5,843,853, and the Company earned a further $809,192 of other income from the sale of waste rock as an aggregate product.  From these cash flows the Company funded corporate administration costs of $2,747,770, and significant changes to working capital including an increase in inventory of $1,712,928 and a reduction in accounts payable and accrued liabilities of $465,035. Inventory balances increased mainly due to substantially higher ore stockpiles from the Pine Cove Pit as the mine operation transitions to Stog’er Tight, as well as from the timing of gold sales, with $854,000 worth of gold doré on hand at period-end.

Cash flows used in investing activities during the seven months ended December 31, 2017 were $3,098,808, which included payments of $629,544 relating to transactions costs accrued at May 31, 2017 from the acquisition of Orex Exploration Inc., which owned the Goldboro Gold Project. A further $1,942,146 was invested in Anaconda’s exploration and development projects, including $1,095,760 at Goldboro and $646,506 at the Argyle Deposit at Point Rousse. At the Company’s Pine Cove mine operations, the Company invested $527,118 in sustaining capital for the mill and mine equipment.

On October 31, 2017, the Company received proceeds of $2,812,572 from a financing, net of issuance costs, which included $2,065,000 in flow-through financing to fund exploration programs at the Company’s Goldboro and Point Rousse Projects. During the period ended December 31, 2017, the Company made payments of $310,827 against government loans, capital leases and other loans, and financed the acquisition of new equipment through new capital leases of $512,973.

Review — Four months ended December 31, 2017

Operational Performance - Anaconda sold 4,789 ounces of gold during the four months ended December 31, 2017, and had 600 ounces of gold doré in finished goods at year-end. The Pine Cove Mill processed 156,239 tonnes of ore during this period, representing a throughput rate of 1,299 per operating day, an 8% improvement on throughput compared to the three-month period ended May 31, 2017. Mill recovery of 85.0% was in line with the comparative period, while average grade of 1.29 g/t for the four months ended December 31, 2017 was 13% lower than the three months ended May 31, 2017.

The mining operations at Point Rousse ran for 69 days over the four month period, with activity in the later part of December 2017 focused on development activity at Stog’er Tight. Mine production of 223,254 tonnes of ore was significantly higher than the 92,167 tonnes of ore mined during the three months ended May 31, 2017, notwithstanding the shorter comparative period, as operations were challenged in the spring of 2017 due to snowfall and related weather conditions. The strip ratio for the four months ending December 31, 2017 was 1.5 waste tonnes to ore tonnes, significantly improved from 4.2 in the comparative period ending May 31, 2017, driven by the sequence of the mine plan as the operation moved to the lower levels of the Pine Cove Pit.

The completion of mining in the Pine Cove Pit is expected in late Q1 2018, with Pine Cove ore stockpiles being processed over the first two quarters of 2018 as the mining operation transitions to Stog’er Tight. Initial mining from the Stog’er Tight West Pit is expected to start in the first quarter of 2018.

Financial Performance - For the four months ended December 31, 2017, the Company generated $7,747,414 in revenue at an average gold sales price of approximately $1,619 per ounce. Despite a 3% increase in gold ounces sold compared to the three months ended May 31, 2017, total revenue was comparatively flat due to the decrease in the average gold price.

Operating expenses were $4,479,599 for the four month period ended December 31, 2017, equivalent to $936 per ounce sold (US$743), which compares favourably to the Company’s guidance of $1,000 to $1,050 per ounce for the old fiscal year ended May 31, 2018. Operating cash costs were $699 per ounce sold for the three months ended May 31, 2017, when the Company achieved record quarterly gold sales of 4,658 ounces. The higher operating cash costs in the most recent period are reflective of a 13.4% lower mill grade compared to the quarter ended May 31, 2017, which resulted in higher gold ounce production in the previous period despite comparably lower mill throughput.

Mine operating income for the four months ended December 31, 2017 was $1,291,812, compared to $1,539,616 for the three months ended May 31, 2017. The comparatively lower mine operating income in the most recent period, despite being a four-month period, reflects higher operating expenses in absolute terms due to significantly higher mining rates and higher mill throughput rates during the four months ended December 31, 2017. The increased operating expense were partially offset by depletion and depreciation.

Net income for the four months ended December 31, 2017 was $1,228,668, or $0.01 per share, compared to a net loss of $1,890,260, or $0.03 per share, for the three months ended May 31, 2017. The change in net income is due to strong mine operating income in the recent period, higher income from the sale of waste rock, and a deferred tax recovery of $1,243,000, which were partially offset by higher comparative corporate administration costs, which reflect the Company’s expanded corporate presence after the acquisition of the Goldboro Project. The net loss for the three months ended May 31, 2017 was also impacted be a deferred tax expense of $2,785,000.

Growth and Business Development

THE GOLDBORO GOLD PROJECT

On January 17, 2018, Anaconda announced a positive PEA on the Company’s Goldboro Gold Project in Nova Scotia. The PEA base case contemplates developing the Goldboro Mineral Resource by open pit and underground mining, on site concentration through gravity and flotation circuits and leaching of the concentrate, and a gold recovery at Anaconda’s Pine Cove Mill in Newfoundland.

Based on a long-term gold price assumption of C$1,550 (US$1,250 per ounce at an exchange rate of approximately 0.80 USD:CAD), highlights of the PEA are as follows:

•                  Pre-tax NPV (7%) of $120 million and a pre-tax IRR (“IRR”) of 38%, with a pre-tax payback period of 2.9 years;

•                  Gold production of 375,900 ounces over a life of mine of 8.8 years, or average production of 41,800 ounces;

•                  LOM average operating cash cost of $654 per ounce (~US$525 per ounce) and all-in sustaining cash cost of $797 per ounce (~US$640 per ounce) at an 0.80 USD:CAD exchange rate;

•                  After-tax NPV at a discount rate of 7% of $61 million and an after-tax IRR of 26%, implying an after-tax payback period of 3.4 years;

•                  Total capital expenditures of $89 million, including pre-production capital expenditures of $47 million.

The PEA demonstrates a robust mine operation that has strong leverage to increasing gold prices, demonstrating a pre-tax NPV (7%) of $134 million at a $1,600 gold price (post-tax NPV of $69 million) and pre-tax NPV (7%) of $162 million at a $1,700 gold price (post-tax NPV of $86 million).

•                  Mineral Resource Upgrade and Expansion

Anaconda believes that gold mineralization will continue both at depth along the East Goldbrook gold system (“EG gold system”), Boston-Richardson gold system (“BR gold system”) and West Goldbrook gold system (“WG gold system”), down-plunge, and along strike and down-plunge of the current Mineral Resource, providing strong valuation upside to the Goldboro PEA.

The Company has initiated the second stage of an expanded 7,000 metre diamond drill program at Goldboro, with the remaining 4,500 metre program focused on the EG and BR gold systems and funded by the flor-through financing completed in October 2017. The aim of the program is to test the under-explored portions of the deposit, which have the potential to expand or upgrade Mineral Resources, particularly in the areas identified for development in the PEA.

Key results from the diamond drill programs completed by Anaconda at Goldboro since June 2017 include:

•                  Intersected the highest-grade assays recorded in the Goldboro Deposit (2,513.20 g/t gold over 0.5 metres within 485.07 g/t gold over 2.6 metres);

•                  34.70 g/t gold over 3.5 metres (82.0 to 85.5 metres) in hole BR-17-09;

•                  24.34 g/t gold over 3.8 metres (389.9 to 393.7 metres) in hole BR-17-06;

•                  9.12 g/t gold over 3.2 metres (293.8 to 2.97 metres) in hole BR-17-08;

•                  Expanded the mineralized zones along the limbs of both the EG and BR gold systems;

•                  Extended known mineralization down plunge by as much as 375 metres and demonstrated the structure, which hosts the deposit, may extend farther down plunge;

•                  Confirmed the geological model of the deposit through infill and expansion drilling.

The following longitudinal section through the Goldboro Deposit (viewed towards the north) shows the plunge of the three main mineralizing systems at Goldboro and their potential down-plunge extensions with select composites illustrating the presence of high-grade and thickness at depth.

To date, the BR gold system has been modelled to a depth of approximately 350 metres and plunges moderately eastward beneath the EG gold system (see above). Sparse historic drilling from the 1980s, under the EG gold system, intersected similar geological structures and gold bearing vein zones below depths of 425 vertical metres. These vein zones represent the down-plunge extension of the BR gold system. In addition, the EG gold system has only been modelled to approximately 300 metres and the WG gold system, which includes the faulted offset extension of the BR gold system, has been modelled to just a depth of 225 metres.

THE POINT ROUSSE PROJECT

The Point Rousse Project (“Point Rousse”), which comprises five mining leases and 24 mining licenses, is located on the Ming’s Bight Peninsula, in the north-central part of Newfoundland. Point Rousse includes the Pine Cove Open Pit mine operation, which has operated for over seven years, the Stog’er Tight and Argyle Deposits.

Point Rousse is anchored by complete mill infrastructure capable of processing approximately 400,000 tonnes of ore annually. The Pine Cove Mill throughput is currently approximately 1,200 -1,400 tonnes per day with a recovery rate of 85-87% at an average historical grade of 1.75 g/t. The Company will further strengthen its Point Rousse infrastructure in 2018, having received government approval during the seven month period ended December 31, 2017 to convert the Pine Cove Pit into a tailings storage facility with a 15-year storage capacity based on existing throughput rates.

•                  Continued Exploration Upside

In November 2017, the Company initiated a 5,000-metre diamond drill program at Point Rousse, funded by the flow-through financing completed on October 31, 2017.  The Company is drilling within the prolific Scrape Trend, a 6-kilometre strike length of fertile geology that includes the Pine Cove Open Pit, the Stog’er Tight Mine, the Argyle Deposit, and several other gold prospects. The Scrape Trend has produced approximately 100,000 ounces of gold and generated over $40 million dollars in EBITDA over the past seven years. With ease of access to drill targets and the Pine Cove Mill already running, exploration is very cost effective and the duration from discovery to production typical of many developers can be compressed because of the Company’s existing processing infrastructure and operating team.

Anaconda is focused on four main targets — Argyle, the Connector Zone, Anaroc and Corkscrew Road, all of which are within 5 kilometres of the Pine Cove Mill (see Exhibit below):

The Argyle Deposit — In January 2018, the Company announced a maiden Mineral Resource Estimate (“Resource”) prepared in accordance with National Instrument 43-101 for the Argyle Deposit. Highlights of the Resource and related developments associated with the deposit are as follows:

•                  Indicated Resources of 38,300 ounces; Inferred resources of 30,300 ounces (at a cut-off grade of 0.5 g/t gold and a grade capping of 12.0 g/t gold);

•                  The deposit remains open in all directions and shows evidence of contained higher grade zones or shoots;

•                  Approximately 45% of currently defined Mineral Resources are contained within an initial conceptual open pit shell prepared by Anaconda staff;

•                  Argyle is located 4.5 kilometres from the Pine Cove Mill and the area is accessible by existing road networks;

The Company has commenced a drill program at Argyle with a combination of step-out and infill drilling. The step-out drilling will be along strike to the east, as well as down dip from the known mineralized area.  The step out drilling will be focused on the mapped and projected continuation of the Argyle gabbro, the host rock to mineralization, and is coincident with geophysical anomalies (magnetic and chargeability) similar to those associated with the Argyle Deposit.

The Company has already announced results for six diamond drill holes, which includes 12.47 g/t over 5.0 metres in hole AE-17-58 located east of the current Argyle resource, which shows that the deposit continues at least another 85 metres east, and approximately 40 metres from surface, and demonstrates the strike of the deposit is at least 15 percent greater than previously known.

Connector Zone (part of the Argyle area) — This zone refers to the area between Argyle and the Stog’er Tight characterized by local gold-in-soil geochemical anomalies as well as coincident magnetic and chargeability geophysical anomalies common to these deposit types at Point Rousse. Recent geological mapping indicates that the Connector Zone is host to the same prospective geology associated with both Argyle and Stog’er Tight Deposits.

Anaroc (part of the Pine Cove mine lease area) - The Anaroc target refers to the prospective Pine Cove geology over a southwest strike of 650 metres from the Pine Cove Deposit and Mine. Similar alteration and mineralization has been observed in surface trenches with channel sample results of 3.20 g/t gold over 3 metres and 7.80 g/t gold over 2.0 metres in two trenches. Prospecting during the summer of 2017 returned assays up to 6.39 g/t gold from surface outcrop.

Corkscrew Road - The Corkscrew Road target is hosted within an ironstone that sits within the same geologic setting as the Nugget Pond Horizon and mine, approximately 50 kilometres to the east of the Point Rousse Project. The Nugget Pond mine produced approximately 166,000 ounces of gold at approximately 11 g/t gold. The Corkscrew Road target is associated with a gold-in-soil anomaly located immediately north of the target over a broad area, which is a characteristic common to the Pine Cove and Stog’er Tight Deposits and a guide used in their respective discoveries.  The target is similarly associated with a chargeability geophysical anomaly. Historic rock samples from this area assay up to 14.0 g/t.

•                  Option Agreements

During the period ended December 31, 2017, the Company completed its earn-in under the Duffitt and Strong option agreement; title on two mineral exploration licenses contiguous with (and now inclusive in) the Point Rousse are in the process of being transferred to the Company.

Subsequent to December 31, 2017, the Company completed its earn-in under the Fair Haven option agreement, which was amended in July 2017. Under the amendment, the Company was required to make two further payments of $30,000 to complete its earn-in, with the final payment being made in January 2018. The title to the applicable exploration licenses has been transferred to the Company.

As at December 31, 2017 and as at the date of this MD&A, the Company had met all required property option commitments and accordingly the properties were in good standing.

THE GREAT NORTHERN PROJECT

The Great Northern Project (“Great Northern”) is located near the community of Jackson’s Arm, Newfoundland, and is centered along the Doucer’s Valley Fault, a regional splay off the fertile Long Range Fault system and significant geological control on and host to as many as nine gold deposits, including the Thor and Rattling Brook Deposits within Great Northern.

Great Northern is comprised of two mineral deposits, a land position of nearly 10,000 hectares, numerous prospects and associated prospective geology. Great Northern includes the Thor Deposit (part of the Viking Project), which contains an Indicated Resource of 83,000 ounces and an Inferred Resource of 31,000 ounces, and the recently acquired Rattling Brook Deposit, which contains a Historic Resource Estimate with an Inferred Resource of 495,000 ounces within 425 hectares of property contiguous with Anaconda’s existing land holdings in the immediate area.

Anaconda also maintains an option agreement to acquire a 100%-undivided interest in the Viking Property, as well as a separate option agreement over the contiguous Kramer Property, which contains numerous gold prospects and showings similar in geological character and setting to both the Thor and Rattling Brook Deposits. The Company has also staked additional 2,200 hectares of prospective mineral lands contiguous to both the Viking and Kramer Properties.

•                  Highlights of the Great Northern Project

•                  Located adjacent to the Doucers Valley Fault, part of the Long Range Fault system — a fertile gold bearing structure, similar to that associated with Marathon Gold’s Valentine Lake project in central Newfoundland, which has been the focus of recent Mineral Resource growth and discovery;

•                  Two gold Resources with a combined Inferred Mineral Resource of 526,000 ounces and an Indicated Mineral Resource of 83,000 ounces;

•                  Includes 9,975 hectares coincident with approximately 20 kilometres of strike along highly prospective geology of the Doucers Valley Fault;

•                  Potential to upgrade the size and grade of the existing resource through Resource evaluation in light of geological interpretations;

•                  Excellent infrastructure with road access to the key areas of interest.

•                  Strategic Plans

Great Northern is a sizeable exploration package of highly prospective targets in an under-explored area, underpinned by two existing gold deposits. Based on historic data and Anaconda’s own exploration work, the Company believes there is a potential to expand the known Mineral Resources and discover more throughout its project area. With continued focus on the development of Goldboro and extending the mine life at the Point Rousse, the Company is reviewing strategic options to maximize the value of the Great Northern Project. With the recent addition of Rattling Brook, Anaconda has strengthened its Great Northern portfolio to drive maximum value for the entire project area.

Liquidity and Capital Resources

Anaconda has managed liquidity by achieving positive cash flows from the Point Rousse Project and raising $3,000,497 from a financing on October 31, 2017, which included $2,065,000 of flow-through investment. The Company’s primary uses of cash include operating production costs, capital expenditures, exploration, and corporate expenses.

The Company’s working capital position is as follows:

	December 31, 2017	May 31, 2017
Cash and cash equivalents	3,963,181	2,519,488
Inventory	7,126,240	4,525,312
Other current assets	571,804	798,602
	11,661,225	7,843,402
Trade and other payables	3,958,933	4,060,492
Current taxes payable	118,000	—
Current portion of loans	671,881	349,527
Other current liabilities	409,217	121,287
	5,158,031	4,531,306

	6,503,194	3,312,096

Working capital as at December 31, 2017 included cash and cash equivalents of $3,963,181. The improvement in working capital compared to the previous year-end reflects the financing completed on October 31, 2017, and an increase in inventory value from the build-up of ore stockpiles from the Pine Cove open pit mine. Inventory also included $854,000 of gold doré, which was sold in January 2018.

The Company maintains a $1,000,000 revolving credit facility as well as a $500,000 revolving equipment lease line of credit with the Royal Bank of Canada. Under the terms of the Agreement, RBC maintains a first-ranking general security agreement including a specific security interest in the Company’s ball mill and cone crushers. As at December 31, 2017, the Company had not drawn against the revolving credit facility.

As at December 31, 2017, the capital structure of the Company consisted primarily of all the components of shareholders’ equity and loans. To adjust or maintain its capital structure, the Company may adjust the amount of any of its debt through repayment, or may enter new credit facilities or issue new common shares.

Subsequent to December 31, 2017, the Company executed a prepayment agreement with Auramet whereby the Company received gross proceeds of $250,000 for 155 ounces of gold ($1,613 per ounce), to be delivered over 6 bi-weekly deliveries from April 2018 to June 2018. As part of the agreement, Auramet was also issued call options to purchase 220 ounces of gold at a strike price of $1,735 on August 31, 2018.

Commitments

In addition to accounts payable and accrued liabilities of $3,958,933 as of December 31, 2017, the Company has the following contractual obligations:

	1 Year $	1-3 Years $	More than 3 years $	Total $
Provincial government loan	77,757	162,681	77,913	318,351
Federal government loan	100,800	201,600	71,600	374,000
Capital leases and other loans	493,324	121,069	35,671	650,064
	671,881	485,350	185,184	1,342,415

The Company has a commitment to spend $1,495,348 on eligible exploration expenses in 2018, representing the flow-through funds that had not been spent in 2017 but were fully renounced by the Company at December 31, 2017 in favour of the flow-through common share investors under the look-back rule.

The Company has royalty obligations on its various mineral properties as follows:

•                  A net profits interest (“NPI”) agreement over the Point Rousse Mining Leases with Royal Gold Inc. whereby the Company is required to pay Royal Gold Inc. 7.5% of net profits, calculated as the gross receipts generated from the claims less all cumulative development and operating expenses. At December 31, 2017, the Company has determined it has approximately $39 million in expenditures deductible against future receipts.

•                  A net smelter return (“NSR”) of 3% is payable to a third-party on gold produced from the Stog’er Tight Property.

•                  A $3,000,000 capped NSR on 4 mineral exploration licenses in the Point Rousse Project, which forms part of the Argyle property, is calculated at 3% when the average price of gold is less than US$2,000 per ounce for the calendar quarter, and is 4% when the average price of gold is more than US$2,000 per ounce for the calendar quarter.

•                  A $3,000,000 capped NSR of 3% on a property that forms part of the Argyle Property. Once the aggregate limit has been met and 200,000 ounces of gold has been sold from the property, the NSR decreases to 1%.

The Company also has royalties payable to various vendors of mineral leases located outside the currently anticipated mining areas.

In June 2017, the Company commenced a research and development project to potentially develop new technology to mine steeply-dipping narrow gold veins (the “Narrow Vein Mining Project” or the “Project”). The total Project cost is estimated at $3,787,000, of which over $2,000,000 will be funded through agreements in place with various government agencies.

Off-Balance Sheet Items

As at December 31, 2017, the Company did not have any off-balance sheet items.

Outstanding Share and Equity Instrument Information

The Company’s share capital and equity instruments outstanding comprised the following:

	December 31, 2017	May 31, 2017
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	422,580,258	382,075,491
Issued: Common share purchase warrants	42,304,324	49,921,449
Issued: Stock options	32,157,500	29,582,500

On January 18, 2018, the Company completed the consolidation of its share capital on the basis of four (4) existing common shares for one (1) new common share. Consequently, the 423,430,258 common shares issued and outstanding at that date were consolidated to 105,857,465 common shares.

As at the date of this MD&A, the fully paid common shares outstanding of Anaconda was 107,325,683.

Warrants

As at December 31, 2017, the Company had 42,304,324 common share purchase warrants outstanding at an average exercise price of $0.08, prior to the impact of the Share Consolidation. As at the date of this MD&A, the Company had 10,321,081 common share purchase warrants outstanding at an average exercise price of $0.32.

During the seven month period ended December 31, 2017, the Company issued 8,311,324 share purchase warrants (or 2,077,831 on a post-Share Consolidation basis) as part of the financing completed on October 31, 2017, and a further 15,928,449 share purchase warrants (or 3,982,112 on a post-Share Consolidation basis) expired unexercised.

Stock Options

As at December 31, 2017, the Company had 32,157,500 stock options outstanding at an average exercise price of $0.06, prior to the impact of the Share Consolidation.  As at the date of this MD&A, the Company had 9,101,875 stock options issued and outstanding, including a grant of 1,375,000 stock options on January 19, 2018 to directors and employees of the Company (subsequent to the Share Consolidation).

During the seven month period ended December 31, 2017, 1,375,000 options expired unexercised.

Financial Instruments Risk Exposure

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange, and interest rates. The Company’s Board of Directors has overall responsibility for risk management oversight. Currently, the Company has not entered into any options, forward, and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not currently used to reduce these financial risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to trade and other amounts receivable, which consist primarily of goods and services tax due from the Federal Government of Canada. The maximum exposure of credit risk is best represented by the carrying amount of the financial instruments.  The Company considers credit risk negligible.

The Company’s cash and restricted cash are held with an established Tier-1 Canadian financial institution, and consequently management believes that the credit risk with respect to this financial instrument is low and that the Company has no significant concentration of credit risk arising from operations.

Liquidity Risk

The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant payables that are outstanding past their due dates.

The Company undergoes an in-depth budgeting process each year which is supplemented by a continuous detailed cash forecasting process. Anaconda currently funds its obligations from the cash flow generated by the Point Rousse Project.  If necessary, the Company may seek financing for capital projects or general working capital purposes. Such financing, if required, will depend on several unpredictable factors, which are often beyond the control of the Company. These would include the realized price of the actual gold produced from the Company’s operating mines, and the expected expenditures for exploration and development.

At December 31, 2017, the carrying value and fair value amounts of the Company’s financial instruments are approximately equal.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (“price risk”).

Foreign Currency Risk

The Company’s functional currency is the Canadian Dollar. The Company sells its gold production and transacts business using the Canadian Dollar.

There are minimal operational expenses incurred by the Company in US dollars. The assets and liabilities of the Company are recorded in Canadian dollars. As a result, management has assessed that fluctuations in the US dollar against the Canadian dollar are negligible to the financial results of the Company.

Interest Rate Risk

The Company has no interest-bearing assets and only fixed-interest debts. Anaconda invests excess cash, when available, in a cashable money market account. The Company reviews its interest rate exposure periodically, giving consideration to potential renewals of existing positions and alternative financial investments.

Quarterly Information

For the purposes of the presentation of historical quarterly information, “FY2016” refers to the twelve month period ended May 31, 2016, “FY 2017” refers to the twelve month period ended May 31, 2017, “2017” refers to the seven-month period ended December 31, 2017, with the corresponding “Q1 2017” relating to the three months ended August 31, 2017, and “Q2 2017” relating to the four months ended December 31, 2017.

($ thousands unless otherwise stated)	Q2 2017	Q1 2017	Q4 FY2017	Q3 FY2017 (restated)	Q2 FY2017 (restated)	Q1 FY2017 (restated)	Q4 FY2016 (restated)	Q3 FY2016 (restated)

Revenue	7,747	7,613	7,722	5,643	7,411	4,920	6,790	4,988
Mine operating income (loss)	1,292	303	1,540	(1,114)	695	(214)	357	194
Net income (loss)	1,229	(324)	(1,890)	(940)	185	(957)	(457)	(754)
Net income (loss) per share (basic and diluted) ($ per share)	0.01	(0.00)	(0.03)	(0.02)	0.00	(0.02)	(0.01)	(0.02)
Cash flow from (used in) operations	1,495	540	3,173	323	1,706	(419)	2,029	1,313

Total assets	49,928	44,710	46,074	30,853	32,454	31,946	32,129	27,780
Non-current liabilities	5,512	5,575	5,802	4,856	4,866	4,561	4,535	3,943

Restatement of Financial Information from Prior Quarters

As part of the preparation of the audited consolidated financial statements for the year ended May 31, 2017, the Company undertook a comprehensive review of the capitalization and units-of-production depletion calculations for its production stripping asset and property, mill infrastructure and equipment and deferred taxes and discovered that certain errors had been made. As a result, the Company amended the treatment of these balance sheet items resulting in a restatement of prior periods.  A summary of the adjustments is as follows:

•                  The depletion and depreciation calculations for the production stripping asset and property, mill and equipment were revised, resulting in an increase in the net book value of property, mill and equipment in prior periods. The adjustments primarily relate to calculating units of production depletion.

•                  Deferred income tax expense was revised to reflect the impact of the deferred tax liability associated with Newfoundland Mining taxes.

•                  The impact of the errors described above also resulted in changes in the Company’s deferred income tax assets and liabilities.

The amounts of each adjustment and a reconciliation between the previously published statement of financial position as at May 31, 2015 and May 31, 2016, as well as the statement of comprehensive loss for the year ended May 31, 2016, have been presented in the audited consolidated financial statements for the year ended May 31, 2017.

Related Party Transactions

Remuneration of Key Management and Transactions with Related Parties

Key management personnel include the members of the Board of Directors, the President and Chief Executive Officer, the Chief Financial Officer, and starting on June 1, 2017, the Chief Operating Officer. Compensation of key management personnel (including directors) was as follows for the period ended December 31, 2017 and the year ended May 31, 2017:

	Seven months ended December 31, 2017	Year ended May 31, 2017
Salaries, bonuses, fees and short-term benefits ($)	624,725	746,621
Share based compensation ($)	86,341	100,829
	711,066	847,450

As at December 31, 2017, included in trade and other payables is $16,250 (May 31, 2017 - $48,000) of amounts due for directors’ fees.

Non-IFRS Measures

Anaconda has included in this MD&A certain non-IFRS performance measures as detailed below. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Operating Cash Costs per Ounce of Gold — Anaconda calculates operating cash costs per ounce by dividing operating expenses per the consolidated statement of operations, net of silver sales by-product revenue, by the gold ounces sold during the applicable period. Operating expenses include mine site operating costs such as mining, processing and administration as well as royalties, however excludes depletion and depreciation and rehabilitation costs.

All-In Sustaining Costs per Ounce of Gold — Anaconda has adopted an all-in sustaining cost performance measure that reflects all of the expenditures that are required to produce an ounce of gold from current operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.

The Company defines all-in sustaining costs as the sum of operating cash costs (per above), sustaining capital (capital required to maintain current operations at existing levels), corporate administration costs, sustaining exploration, and rehabilitation accretion and amortization related to current operations. All-in sustaining costs excludes capital expenditures for significant improvements at existing operations deemed to be expansionary in nature, exploration and evaluation related to growth projects, financing costs, debt repayments, and taxes.  Canadian and US dollars are noted for realized gold price, operating cash costs per ounce of gold and all-in sustaining costs per ounce of gold. Both currencies are considered relevant and the Company uses the average foreign exchange rate for the period.

The operating cash costs per ounce and all-in sustaining costs per ounce are reconciled to the consolidated statements of comprehensive income (loss) as follows:

	Four months ended December 31, 2017	Three months ended May 31, 2017	Seven months ended December 31, 2017	Year ended May 31, 2017
Operating expenses per the consolidated statement of comprehensive income (loss), including royalties	4,479,599	3,257,148	9,516,731	17,528,338
Sustaining expenditures – property, mill and equipment	347,647	225,612	527,118	3,414,163
Sustaining expenditures – exploration and evaluation	36,647	763,988	219,198	3,194,481
Corporate administration costs	1,503,154	689,279	2,747,770	2,637,276
Share-based compensation	82,002	22,737	131,676	181,225
Rehabilitation – accretion and amortization (operating sites)	8,449	8,939	14,786	40,532
All-in sustaining cash costs (“AISC”) ($)	6,457,498	4,967,703	13,157,279	26,996,015
Gold ounces sold	4,786	4,658	9,509	15,562
Operating cash costs per ounce sold ($ / ounce)	936	699	1,001	1,126
AISC per ounce sold ($ / ounce)	1,349	1,066	1,384	1,735
Average US Dollar exchange rate during period	0.79	0.74	0.79	0.76
Operating cash costs per ounce sold (US$ / ounce)	743	517	787	856
AISC per ounce sold (US$ / ounce)	1,071	789	1,088	1,318

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) - EBITDA is earnings before finance expense, deferred income tax expense and depletion and depreciation.

Point Rousse Project EBITDA is EBITDA before corporate administration and other expenses (income).

The EBITDA and Point Rousse Project EBITDA amounts are reconciled to the consolidated statements of comprehensive income (loss) as follows:

	Four months ended December 31, 2017	Three months ended May 31, 2017	Seven months ended December 31, 2017	Year ended May 31, 2017
Net income (loss), per the consolidated statement of comprehensive income (loss)	1,228,668	(1,890,260)	904,635	(3,602,188)
Adjustments:
Finance expense	22,870	78,541	46,883	176,882
Current income tax expense	59,000	—	118,000	—
Deferred income tax (recovery) expense	(1,243,000)	2,785,000	(1,569,000)	2,475,000
Depletion and depreciation	1,976,004	2,925,438	4,248,742	7,262,083
EBITDA	2,043,542	3,898,719	3,749,260	6,311,777
Corporate administration	1,503,154	689,279	2,747,770	2,637,276
Other expenses (income)	(420,171)	(140,842)	(910,080)	(938,089)
Point Rousse Project EBITDA	3,126,525	4,447,156	5,586,950	8,010,964

Risk Factors

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Anaconda is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the ability to obtain or generate additional funding for development and exploration; the fluctuating price of gold; success of exploration, development and operations activities; health, safety and environmental risks and hazards; uncertainty in the estimation of mineral reserves and mineral resources; replacement of depleted mineral reserves; the potential of production and cost overruns; risks relating to obtaining and maintaining licences and permits; obligations as a public company; risks relating to government and taxation regulation; volatility in the market price of the Company’s securities; risks relating to title and First Nations; risks relating to the construction and development of new mines; the availability of adequate infrastructure; limitations on insurance coverage; the prevalence of competition within the mining industry; currency exchange rates (such as the Canadian dollar versus the United States dollar); risks relating to potential litigation; risks relating to the dependence of the Company on outside parties and key management personnel; and risks from potential conflicts of interest.  Risk related to taxation exists with respect to tax audits and the interpretation of tax regulations by the responsible tax authority. Possible areas of tax audit and interpretation may include the Company’s judgements in respect of qualifying Canadian exploration expenses and the related tax deductions renounced to investors under flow-through common share financings.

The Company’s ability to generate positive cash flow to generate returns and fund capital requirements and future growth and development is primarily dependent on the price of gold and the Company’s ability to meet its production estimates at expected costs. The gold price is impacted by numerous macroeconomic factors outside of the Company’s control, including but in no way limited to: global and regional political and economic conditions, supply and demand factors, inflation or deflation expectations, interest rate expectations, and central bank decisions. A sustained decrease in the price of gold would impact the Company’s profitability, may result in mineral property write-downs and could eventually result in liquidity difficulties. Furthermore, actual production results may vary from Company estimates due to various factors, including but not limited to: mine dilution, lower than expected grades, recovery issues, power outages, weather related matters, or equipment and/or supply shortages. Lower than expected production could impact the Company’s ability to generate cash flows to cover the cost of operations and fund sustainable capital expenditures. The Company mitigates the above risks by diligently tracking the gold price and production performance compared to forecast and budget and re-forecasting production plans accordingly so that required financial decisions can be made in a timely manner.

Readers are encouraged to read a full outline and description of the risk factors described in the Company’s Annual Information Form for the year ended May 31, 2017 filed on SEDAR under the Anaconda Mining profile. Updated risk disclosures will be made available as part of the Company’s Annual Information Form for the seven month period ended December 31, 2017, which will be filed on SEDAR on or before March 31, 2018. The occurrence of any one, or combination of, the aforementioned risks could materially adversely impact the Company’s business and as a result, the trading price of the Company’s common shares could decline and investors could lose part or all of their investment.

Critical Accounting Estimates and Judgements

The Company’s significant accounting policies are described in Note 3 to the consolidated financial statements for the seven month period ended December 31, 2017. The preparation of the consolidated financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the consolidated financial statements and reported amounts of expenses during the reporting period. Such estimates and assumptions affect the carrying value of assets and are based on historical experience and other factors considered relevant. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised. For details of these estimates, assumptions and judgments, please refer to the Company’s consolidated financial statements for the seven month period ended December 31, 2017, which are available on the Company’s website and on SEDAR.

Adoption of New Accounting Standards

The Company has adopted the following amendment to accounting standards, effective June 1, 2017. This change was made in accordance with the applicable transitional provision.

•                  IAS 7 — Statement of Cash Flows (“IAS 7”) was amended by the IASB in January 2016. The amendment requires disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash and non-cash activities. The Company has presented the required disclosures for the current period in note 13 of the consolidated financial statements.

Recently issued but not adopted accounting guidance includes IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers, IFRS 16 Leases, and IFRIC Interpretation 23 Uncertainly over Income Tax Treatments.

•                  IFRS 9 — Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9; fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard. The effective date for this standard is for annual periods beginning on or after January 1, 2018.

The Company has assessed the impact of adopting IFRS 9, and it does not have any material impact on the consolidated financial statements.

•                  IFRS 15 — Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014 when the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15 to establish principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018.

The Company has determined that it will apply the modified retrospective method for adopting IFRS 15, and has assessed that it does not have any material impact on the consolidated financial statements.

•                  IFRS 16 — Leases (“IFRS 16”) was issued by the IASB on January 13, 2016, and will replace IAS 17, Leases. IFRS 16 will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

•                  IFRIC Interpretation 23 — Uncertainty over Income Tax Treatments (“IFRIC 23”) was issued by the IASB on June 7, 2017. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual period beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the Interpretation in its consolidated financial statements for the annual period beginning on January 1, 2019.

The Company is currently in the process of assessing the impact of IFRIC 23 on its consolidated financial statements.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

Anaconda’s management, including the CEO and CFO, have as at December 31, 2017, designed Disclosure Controls and Procedures (as defined in National Instrument NI 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer is made to them by others, especially in a period where public filings are being prepared; and information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Company’s management, with the participation of the CEO and the CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and has concluded that disclosure controls and procedures were effective as of December 31, 2017.

Internal Control over Financial Reporting

Anaconda’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management used the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring

Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal controls for the seven month period ended December 31, 2017.

Based on this evaluation, management concluded that the internal control over financial reporting was operating effectively as of December 31, 2017, to provide reasonable assurance that the financial information is recorded, processed, summarized and reported in a timely manner.

Remediation of Material Weaknesses from the Prior Year and Related Material Changes in Internal Controls over Financial Reporting

Management previously concluded that, as of May 31, 2017, lack of proper segregation of duties and insufficient review of internal working papers created a combination of deficiencies that were determined to be a material weakness in the Company’s internal control over financial reporting.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.  Specifically, the Company did not maintain effective internal controls over financial reporting for depletion and depreciation for property, mill and equipment and stripping assets, and the recognition and measurement of deferred income tax liabilities.

Management implemented several measures during the seven month period ended December 31, 2017 designed to remediate these identified internal control deficiencies, including:

•                  Hiring of a new CFO in May 2017, with strong experience with public operating mining companies and the related regulatory and risk management requirements of being a public company in Canada.

•                  Hiring of key finance staff in the corporate office with a strong mining background, augmenting technical accounting resources with external support from professional firms;

•                  Implementing a formal review process as part of the financial reporting process, which includes more focus by the senior finance team on complex technical and non-routine transactions;

•                  A review of all transactional and reporting processes to ensure proper segregation of duties, allowing for proper review at all stages of financial transactions and financial reporting.

•                  Engaging new external resources which enhance segregation of duties, and designing mitigating controls where segregation of duties is not optimal.

•                  Further strengthening of the design of internal controls over complex and non-routine transactions.

Collectively, management considers these actions to represent material changes to the Company’s internal control over financial reporting.  Furthermore, management considers the prior year material weaknesses to be remediated.

Changes in Internal Control over Financial Reporting

Other than those disclosed above under “Remediation of Material Weaknesses from the Prior Year and Related Material Changes in Internal Controls over Financial Reporting”, there have been no changes in the Company’s internal control over financial reporting during the seven month period ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Anaconda’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains forward-looking information and forward-looking statements about Anaconda Mining Inc. under Canadian securities legislation. Except for statements of historical fact relating to the Company, forward-looking information includes, but is not limited to, information with respect to the Company’s expected production from, and the further potential of, the Company’s properties; the Company’s ability to raise additional funds; the future price of minerals, particularly gold; the estimation of mineral resources and mineral reserves; conclusions of economic evaluations; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; mining or processing issues; currency exchange rates; government regulation of mining operations; and environmental risks. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such statements are made. Estimates regarding the anticipated timing, amount and cost of exploration and development activities are based on assumptions underlying mineral resource and reserve mineral estimates and the realization of such estimates. Capital and operating cost estimates are based on extensive research of the Company, purchase orders placed by the Company to date, recent estimates of construction and mining costs and other factors. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: the requirement for additional funding for development and exploration; the fluctuating price of gold; success of exploration, development and operations activities; health, safety and environmental risks and hazards; uncertainty in the estimation of mineral reserves and mineral resources; replacement of depleted mineral reserves; the potential of production and cost overruns; obligations as a public company; risks relating to government and taxation regulation; volatility in the market price of the Company’s securities; risks relating to title and First Nations; risks relating to the construction and development of new mines; the availability of adequate infrastructure; limitations on insurance coverage; the prevalence of competition within the mining industry; currency exchange rates (such as the Canadian dollar versus the United States dollar); risks relating to potential litigation; risks relating to the dependence of the Company on outside parties and key management personnel; and risks in the event of a potential conflict of interest.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Technical Information

The information contained within the exploration section above has been reviewed and approved by Paul McNeill, P. Geo., VP Exploration with Anaconda Mining Inc., a “Qualified Person”, under National Instrument 43-101 Standard for Disclosure for Mineral Projects.